

VIA FACSIMILE AND U.S. MAIL

April 23, 2007

Mr. Douglas R. Wilson
Chief Financial Officer
The Ridgewood Power Growth Fund
947 Linwood Avenue
Ridgewood, NJ 07450

> **Re: The Ridgewood Power Growth Fund**
> **Form 8-K Filed April 20, 2007**
> **File No. 0-25935**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 20, 2007

Item 4.02

1. Please explain to us how you intend to account for the securities received in the bankruptcy reorganization of Zapworld.com during the restatement periods referred to and why your accounting treatment complies with SFAS 115. Please specifically address your accounting for unrealized gains and losses.

2. Please revise to quantify, to the extent known, the impact on your financial statements of consolidating the UAE subsidiary. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

3. With regard to the errors disclosed in item 6, please tell us the following:
    - why your allocation of the purchase price of US Hydro to power purchase agreements and other long-term assets acquired was incorrect;
    - how you are treating the power purchase agreements and the other long-term assets in the reallocation of the US Hydro purchase price and the basis for your revised accounting treatment;
    - how you determined the fair value of the power purchase agreements, the long-term note receivable and other long-term assets in the initial allocation and in the reallocation;
    - whether the investment in the Lahontan project is a separate asset of the Fund or is an investment of US Hydro;
    - whether or not you had previously recognized an impairment loss related to the Lahontan project and, if so, the period in which the loss was recognized;
    - why your determination to forego the Internal Revenue Code election to step-up the basis of the US Hydro assets had the effect of eliminating accrued liabilities and the nature and amounts of such liabilities; and
    - whether you tested goodwill allocated to US Hydro for impairment prior to September 30, 2003 and, if so, the date(s) and result(s) of the impairment tests.

* * * *

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have any questions regarding these comments.

Sincerely,

Sarah Goldberg